Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Indiana Community Bancorp

SEC Registration Statement No.: 000-18847

The following excerpts relating to Old National Bancorp’s pending acquisition of Indiana Community Bancorp are from the transcript of a presentation by Old National Bancorp’s President and Chief Executive Officer on February 13, 2012 at the Sterne, Agee & Leach 2012 Financial Institutions Investors Conference in Orlando, Florida.

Robert G. Jones, President and CEO:

…On Slide 10, the way we like to do these presentations, first of all we like to have slides, which we don’t have, but without those we really try to say what do investors ask us? As we’re out on the road, we spend a lot of time talking to our owners and talking to our shareholders and these are questions that we are hearing, quite frankly. Why Indiana Community Bancorp?...

…I’ll begin with the first question. If you turn to Slide 12. Why Indiana Community? First and foremost as we talk to our Board, we use multiple screens. First, it has to pass our strategic screen. If you look at Indiana Community and what they gave to us, you’ve got the I-65 corridor that runs between Indianapolis and Louisville. It’s been a gap that we have had in our franchise for quite some time. We think those markets, in particular, are among the best in the state of Indiana. We value our position as Indiana’s largest headquartered bank. We think that adds relevance to us as an institution. Columbus, Indiana is arguably one of the best markets outside of Indianapolis within the state. So from a strategic standpoint, it met all of those imperatives for us. We’ve known this company for a long time. Similar cultures, we respect their management team. We feel awfully good about the folks we’ve met at Indiana Community and feel very good about the cultural values that they bring to the equation.

It’s also financially compelling. Again, the second screen we look to our Board is once you pass the strategic side is what does it do for you financially. We committed to $0.06-$0.08 cents in earnings before our one-time costs in the first full year. We expect to get over 35% cost saves in the transaction. Again, you go back to what drove our earnings in 2011 and cost saves are a significant issue for us as we continue to leverage the infrastructure that we built. And it did exceed our internal IRR as we look forward to it. To be all honest, the wrap we’ve gotten on the transaction is the tangible book value earn back. Just to be frank, I think that is to be determined. We said right up front with our partners at Indiana Community that we are a royal pain as it comes to due diligence. We are very difficult on the mark. We are fairly conservative. We think the mark is appropriate. But, as you think about that mark at a little over 12% of net book, it does have a little bit of an extended tangible book value earn back. The other side that I would tell you is that I think we are all trying to figure out the nuances of purchase accounting and its effect on tangible book buy back and we think the other screens that we passed clearly makes it a compelling transaction for us.

Slide 13 gives you a map that looks at the gap that Indiana Community fills in for us. Again, small presence in Indianapolis. You have Columbus, you have North Vernon, Seymour, all those markets that really run along that I-65 corridor. You’ve got Cummins headquartered in Columbus, Indiana, you have Honda that’s built a new plant near Greensburg. We think those markets add great value to the franchise for Old National…

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab” Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information about the directors and executive officers of Indiana Community Bancorp is set forth in the proxy statement for Indiana Community Bancorp’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp to execute its business plan (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and Old National Bancorp undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.